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WRITER'S DIRECT NUMBER:
81-3-5251-1601

November 28, 2005

Rule 12g3-2(b) File No. 82-3326

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Olympus Optical Co Ltd

~~Olympus Corporation~~
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed please find four English version press releases issues by the Company between September 26, 2005 and October 13, 2005. The Company also has issued eighteen press releases in Japanese between September 5, 2005 and November 8, 2005. No English versions or translations have been prepared for these eighteen press releases. We have prepared English summaries to these Japanese language press releases below:

- Press release, dated September 5, 2005, regarding Olympus Corporation's 3rd Micro Electro Mechanical Systems Seminar for bio, healthcare, micro-chemical related companies held on September 26, 2005.

dlw 11/30

- Press release, dated September 7, 2005, regarding the launch of the new digital camera, "CAMEDIA SP-500 UZ", equipped with 10X optical zoom, 6.0-mega pixel CCD and 2.5 inch liquid-crystal display.

- Press release, dated September 13, 2005, regarding the launch of the new digital camera, "CAMEDIA FE-110", equipped with 5.0-mega pixel CCD.

- Press release, dated September 13, 2005, regarding the launch of the new digital camera, "μ DIGITAL 600", equipped with 6.0-mega pixel CCD and 2.5 inch liquid-crystal display, which enables clearer display of objects in the dark.

- Press release, dated September 15, 2005, regarding Olympus Corporation's acquisition of certification as a safety laboratory for medical electric equipment, based on the international laboratory certificate standard "ISO/IEC 17025" for the first time in Japan.

- Press release, dated September 29, 2005, regarding Olympus Medical Systems Corporation's exclusive sales sole agent agreement with Sumitomo Bakelite Company Limited on the sales of PEG (Percutaneus Endosccopic Gastrostomy) products.

- Press release, dated October 3, 2005, regarding its 2006 Olympus/WWF calendar, "The South's Gentle Song."

- Press release, dated October 4, 2005, regarding the launch of the world fastest dye sublimation digital photo printer, "CAMEDIA P-11."

- Press release, dated October 4, 2005, regarding the launch of small body digital camera, "CAMEDIA SP-350", equipped with a High Refractive index lens and 800 million pixels, which enables both portability and high-definition photography.

- Press release, dated October 4, 2005, regarding the launch of the new digital camera, "CAMEDAIA SP-700", equipped with a 3.0 inch liquid-crystal display which is one of the largest display size in digital cameras.

- Press release, dated October 5, 2005, regarding Olympus Imaging Corporation's launch of the first in the industry of IC recorder, "Voice-Trek V-50", equipped with 1GB, and "Voice-Trek V-40", equipped with 512MB, which enable long-hour recording, sound reproduction and USB direct connection to personal computers.

- Press release, dated October 12, 2005, regarding Olympus Corporation's receipt of "Good Design Award 2005" for its six products. Among these six awarded products, surgical treatment instrument called "HiQ + Needle Holder" received the gold prize.

- Press release, dated October 14, 2005, regarding Olympus Corporation's launch of a high-definition digital cameral for microscopes, "DP20", equipped with 200 million pixels, which can be used in various industries such as medical, biological and industrial fields.

- Press release, dated October 18, 2005, regarding the launch of new software, "Kuraemon Goyotashi 6", designed for a creation of construction photo management files, which also meets the latest basic plans of Ministry of Agriculture, Forestry and Fishery of Japan.

- Press release, dated October 28, 2005, regarding the Future Creation Laboratory of Olympus Corporation's commencement of joint research with Tokyo University on "inspire-type ubiquitous system" which timely provides "awareness information" to individuals in order to uplift their motivation. As a first test model, ubiquitous system that displays appropriate information on a wearable display, "Mobile Eye-Trek", based on their location information obtained by several wearable sensors and GPS and a corresponding estimation of their life activity patters, has been developed.

- Press release, dated November 4, 2005, regarding Olympus Corporation and Nippon Sheet Glass Co., Ltd.'s world's first successful joint development of a fine processing technology for glass surface which enables to produce small quantity of various products at lower prices.

- Press release, dated November 7, 2005, regarding Olympus Medical Systems Corporation's launch of an advanced cutting system under electrolyte solution, "HF surgery system", which can be utilized for a transurethral resection.

- Press release, dated November 8, 2005, regarding Olympus Corporation and Riso Kagaku Corporation's launch of "ORPHIS HC5500", a new high-speed color printer with cheaper running costs.

On October 28, 2005, the Company has filed with the Tokyo Stock Exchange, its revision on the interim consolidated and unconsolidated earnings forecast for FY2005. No English translation or version has been prepared. Therefore, we have furnished an English summary of the filing below:

- Japanese-language notice on the Company's upward revision of ordinary income and interim net income of the interim consolidated earnings forecast for FY2005 (April 1, 2005 to September 30, 2005) due to the expansion of the medical business and cost reduction efforts mainly for the imaging business, etc., in spite of the fact that earnings for information and telecommunication business did not reach the previous forecast.

- Japanese-language notice on the Company's upward revision of operating income, ordinary income and interim net income of the interim unconsolidated earnings forecast for FY2005 (April 1, 2005 to September 30, 2005) due to cost reduction efforts for manufacturing cost and other expenses, although earnings were a little lower than the previous forecast.

- Japanese-language notice on the Company's plan for an announcement of consolidated and unconsolidated earnings forecast for FY2005 (April 1, 2005 to March 31, 2006).

Additionally, the Company has filed a Japanese language interim consolidated financial digest with the Tokyo Stock Exchange on November 8, 2005 and also made public the Japanese language reference material for the interim financial results. This financial digest for the six months ended September 30, 2005 includes:

- Summary of interim consolidated financial results and disclosure of certain financial indexes
- Organization of the Olympus group
- Management policy
- Operating results and financial condition
- Interim consolidated financial statements
  - Interim consolidated balance sheet
  - Interim consolidated income statement
  - Interim consolidated statement of retained earnings
  - Interim consolidated statement of cash flows
- Geographic and business segment information
- Information on production, orders and sales
- Fair value of marketable securities
- Contractual value, fair value and unrealized holding gains/loss on derivative instruments
- Subsequent event
- Summary of interim unconsolidated financial results and disclosure of certain financial indexes
- Interim unconsolidated financial statements
  - Interim unconsolidated balance sheet
  - Interim unconsolidated income statement

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-1601 if you have any questions regarding the enclosed information.

Very truly yours,

Mako Sasaki

Enclosures

News Release

September 26, 2005

Olympus Introduces the ENF TYPE V2 VISERA Rhino-Laryngo Videoscope
— World's Slimmest Distal End * Measuring Only 3.2mm —



The ENF-V2 (entire system)



The distal end of the ENF-V2

Olympus Medical Systems Corporation (President: Haruhito Morishima) is pleased to announce the OLYMPUS ENF TYPE V2 (ENF-V2) VISERA Rhino-Laryngo videoscope. The new scope has the world's slimmest distal end* with an external diameter of only 3.2mm. Olympus plans to launch the ENF-V2 onto the Japan and U.S. market on October 3. This will be followed by its introduction on other markets, including the European and Asia markets, and eventually worldwide. Olympus sought to create a system that would be easier to insert into the pharynx, larynx and nasal cavity. It succeeded by reducing the diameter of the ENF-V2 distal end by 0.7mm compared with the conventional model to create the world's slimmest rhino-laryngo videoscope.

* As of September 2005

The ENF-V2 will be on display in the Olympus Medical Systems booth at the 44th Symposium of the Japan Rhinologic Society (President: Hiroshi Takenaka, Department of Otolaryngology, Osaka Medical College), which will be held at the Hotel Hanshin in Osaka from Thursday, September 29 to Saturday, October 1.

Product	Launched date
OLYMPUS ENF TYPE V2VISERA Rhino-Laryngo Videoscope	October 3, 2005

Key Features

1. **The ENF-V2 is the world's slimmest rhino-laryngo videoscope with external distal end diameter of only 3.2mm.**
2. **Despite its thin distal end, the ENF-V2 provides the same image resolution and brightness as conventional models.**
3. **The effective length has been shortened for enhanced ease of operation.**

Background

Endoscopes are used for observation and treatment in a wide range of fields, including gastrointestinal,

bronchial, urology and gynecological medicine, because of their potential to contribute to quality of life (QOL) improvements for patients.

They are also used extensively in the nose and throat field at all levels from general practitioners up to university hospitals, especially for out-patient examinations. In recent years there has been a growing need for the enhanced image quality provided by "chip-on-the-tip" videoscopes with charge-coupled devices (CCD) mounted on their tips. However, until now users have assumed that a thicker tip was the trade-off for the superior image quality of videoscopes, and that the thinner distal end of fiberscopes inevitably meant reduced image quality. Both general practitioners and also clinicians working in out-patient facilities have long awaited the development of a thinner videoscope for use in rhino-laryngo field examinations.

Since introducing its first rhino-laryngo videoscope in 1998, Olympus has worked to respond to this market need for a system capable of combining high image quality with a thinner distal end. With an exterior diameter of only 3.2mm, the new ENF-V2 is the world's slimmest rhino-laryngo videoscope, yet it maintains the same light level as conventional systems.

Detailed Features

1. **World's slimmest rhino-laryngo videoscope — distal end diameter only 3.2mm**
   Olympus has reduced the external diameter of the distal end by 0.7mm (compared with the OLYMPUS ENF TYPE V) to 3.2mm. Though the new system is the world's slimmest rhino-laryngo videoscope, it still provides the superior image brightness and clarity that users expect of videoscopes. The ENF-V2 is significantly easier to insert and is ideal for routine examinations.

2. **Same resolution and brightness as conventional model, despite small diameter**
   The insertion section of the videoscope contains a fiber bundle used to carry light to the distal end of the scope. In the ENF-V2, the fiber bundle has been positioned to make optimal use of the limited space inside the thin distal end. Despite its external diameter of only 3.2mm, it is able to provide the same standards of brightness and clarity as conventional scopes.

3. **Reduction of effective length for improved ease of operation**
   The effective length of the scope has been reduced by 65mm compared with the conventional model. The result is an improvement in the overall ease of operation of the scope.

The ENF-V2 Specifications

Field of View	90°
Direction of View	0°
Distal End Outer Diameter	Ø3.2mm
Insertion Portion Outer Diameter	Ø3.4mm
Working Length	300mm
Angulation Range	Up 130°/ Down 130°

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Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

Note: Specifications are subject to change without notice.

Products

September 27, 2005

Digital SLR Cameras
- E-1
- E-300
- E-500

Associated equipments
- Lenses
- Flashes
- Software
- Accessories

All Digital SLR OLYMPUS E-500


E-500
Compact, World's Lightest Weight of 435g*
High-Picture Quality 8.0 Megapixel CCD
Large Screen 2.5-Inch LCD Monitor
OLYMPUS

Outline | Specifications | Sample Images

Satisfying Any Visual Gourmet - It's A "3-Star" Digital SLR.

So that even novice users can fully enjoy the delicious imaging possibilities of SLR photography, the compact Olympus E-500 offers full-course performance in the world's most lightweight* digital SLR.
Tasty features include high-quality pictures with high-definition 8.0^megapixel CCD, easy-to-view large LCD monitor, and a breakthrough dust reduction system designed for professional use. Now you can savour your most precious moments again and again with the E-500.
Take pictures of family or friends, capture a new discovery or preserve an emotional moment. Wherever you are, any time, and place, experience the satisfaction of capturing every memory just as it is. Beautiful and perfect.
Forever.

*Body only: Among interchangeable-lens digital SLR cameras, as of Sep. 26, 2005

FOUR THIRDS
New standard for next generation digital SLR camera systems

OLYMPUS Studio
Software specialized in Digital SLR Cameras

Outline | Specifications | Sample Images

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News Release

September 30, 2005

Olympus Signs Contract with QinetiQ Covering Research into Hydrogen-Powered Energy Technology for Compact High-Output Fuel Cells

Olympus Corporation (President: Tsuyoshi Kikukawa) has signed a research contract with QinetiQ Limited of Farnborough, Hampshire, U.K.(Chief Executive: Sir John Chisholm). QinetiQ, Europe's biggest science and technology research organization, will carry out research into next-generation hydrogen fuel system suitable for use with fuel cells. The aim is to develop compact, high-output hydrogen fuel cells capable of prolonged operation for use in the portable consumer devices needed for the ubiquitous information environment of the future. The research plan calls for the completion, by 2008, of a prototype compact hydrogen generator[*1] capable of producing hydrogen from ammonia borane[*2], a solid fuel that is 20% hydrogen and offers excellent energy efficiency. Olympus will then conduct research into the use of hydrogen fuel cells in sensor networking[*3] and ubiquitous information systems, which are now being developed by its Future Creation Laboratory, and in a variety of portable consumer equipment.

*1 Compact hydrogen generator: A hydrogen generator produces hydrogen gas for hydrogen fuel cells directly from fuel. In the past hydrogen has mainly been produced in factories and supplied in bottles or other containers. Size and weight are problems with this method.

*2 Ammonia borane: This substance is a white solid consisting of hydrogen, nitrogen and boron. It is commonly used as a chemical reducing agent. It is stable at normal temperatures but releases hydrogen when heated. Ammonia borane is non-toxic, environment-friendly and recyclable.

*3 Sensor networking system: This is a system that will facilitate equipment control and environmental monitoring via large numbers of sensors, such as fixed point cameras, with communication capabilities.

Increases in the speed and functionality of portable devices will lead to a dramatic increase in their power requirements. The market for fuel cells for use in mobile telephones, computers, digital cameras and other portable consumer devices is expected to reach $11 billion (approximately ¥1.2 trillion) by 2013[*4]. The limited operating times of the batteries currently used in portable devices is seen as a barrier to future growth in the use of these devices. One concept that has attracted international interest as a possible solution to this problem is the direct methanol fuel cell[*5]. While such devices are currently under development, many issues must be resolved before they can match the practicality of lithium-ion batteries. A hydrogen fuel cell fueled by ammonia borane would be both compact and capable of high power output (up to 10 watts). This technology has the potential to supply stable power over long periods, even to devices subject to large fluctuations in peak power demand, such as 4G mobile telephones.

*4 This estimate is based on data from Wintergreen Research, Inc.

*5 Direct methanol fuel cell: These devices use a chemical reaction to generate electricity from methanol supplied directly to the fuel cell.

QinetiQ has developed technology based on the use of a solid fuel, ammonia borane, which is approximately 20% hydrogen. When this fuel is heated, hydrogen is released and supplied to the fuel cell, which uses it to generate electricity. The fuel would be supplied in pellet form in replaceable cartridges for instant refueling.

Corporate Profiles

Olympus

Established in 1919, Olympus manufactures and sells precision machinery and instruments for medical and healthcare, imaging and information and industrial applications. Its core competency is opto-digital technology, which is a fusion of traditional optical technology with advanced digital and fine processing technologies.

Olympus established its Future Creation Laboratory in April 2003 to envision the future and create new value based on the Olympus "Social IN" management philosophy. While the Corporate R&D Center focuses on developments over the next 3-5 years, the Future Creation Laboratory has a research horizon of 5-10 years or even longer. Its mission is to explore the core competencies needed for future business activities.

Researchers at the Future Creation Laboratory do not simply base their research and development activities on

predictions of future technological developments. Instead they aim to add value to future lifestyles by creating the future. The Laboratory's main fields of research are humanware, bioscience, optical nanotechnology and ubiquitous energy. Ubiquitous energy research focuses on ways to free users of portable equipment from the threat of battery depletion. Fuel cell technology is seen as a potential solution to this problem.

QinetiQ

QinetiQ is Europe's biggest science and technology research organization. It employs nearly 10,000 staff, including some of Britain's leading scientists and internationally acclaimed experts. Its wide-ranging research and development activities encompass fields as diverse as energy, telecommunications, automotive technology, rail technology, electrical and electronic technology, aerospace, health, oil and gas, information technology and defense.

QinetiQ's heritage includes pioneering research and development in key areas of technology, such as liquid crystal displays (LCDs), carbon fiber, flat panel speaker technology, infra-red sensors, ultrasonic radar, and a fetal heart monitoring system. Its contributions to the well-being of people throughout the world include numerous advances in the fields of healthcare and passenger safety and transportation technology.

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Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

News Release

October 13, 2005

Olympus Launches High-resolution Capsule Endoscope in Europe
-The capsule endoscope system for small bowel which allows real time observation-


EndoCapsule

External view of the Capsule Endoscope



. Recorder Unit(left)
. Antenna Lead Set(right)
. Real Time Viewer(center)

OLYMPUS CAPSULE ENDOSCOPE SYSTEM "Endo Capsule"

Olympus Medical Systems Corporation (head office:Shinjuku-ku, Tokyo) is pleased to announce the launch of a high-resolution capsule endoscope for small bowel investigation called the OLYMPUS CAPSULE ENDOSCOPE SYSTEM "Endo Capsule". It will go on sale in Europe from 24th October.

The OLYMPUS CAPSULE ENDOSCOPE SYSTEM "Endo Capsule" will be exhibited at the upcoming 13th United European Gastroenterology Week (UEGW) , which is due to be held in Copenhagen, Denmark during Oct 15-19th .

Product Background

Olympus aim is to contribute to the advancement of safe,reliable and efficient medical observation and treatment. Since the early 1990s, by applying micro-machine technology, nanotechnology and other advanced technologies, Olympus has been conducting research and development activities into capsule endoscopy as a future technology.

In December 2004 Olympus exhibited basic capsule endoscope technologies, as well as additional future technologies at its "85th Anniversary Technology Fair" in Japan. Keen interest shown by visitors indicated that there is a large expectation for the practical contribution of a capsule endoscope equipped with technologies developed by the leading endoscope manufacturer. In answering to such requests Olympus will make the high-resolution capsule endoscope commercially available, starting in Europe, where preparations to meet regulatory requirements have been completed. The first Olympus capsule endoscope will be used to examine the small bowel, which is difficult to reach with conventional endoscopes. Equipped with high resolution imaging and micro-machine technology , the Olympus capsule endoscope will help to observe abnormalities in small bowel.

Features

1. **High resolution imaging based on technology evolved from our well-established endoscopy systems**

a. **Automatic Brightness Control**

- Automatic Brightness Control, applied from conventional endoscope technology, adjusts illumination to maintain optimal imaging, even under the most demanding conditions.

b. **Small body (diameter:11mm, length:26mm) equipped with sophisticated micromachine technology**

- Sensitive, high resolution CCD technology provides clear and vivid imaging.
- A wide depth of field (0-20mm*) provides optimal observation.
- 6 white LED lights ensure a clear field of view.
- A built-in capsule antenna transmits two images per second to the recorder unit via the antenna. Recorded images can be obtained for approximately 8 hours*.

*Based on the measurement method used by Olympus

2. **World first real-time observation: promotes more reliable and productive examinations Real-time observation**

- Before a patient swallows the capsule, a medical practitioner can check if the capsule is operating correctly.
- With the "Real Time Viewer" with display in hand, a physician can confirm a real time imaging recorded by the capsule endoscope and then estimate the capsule position in GI tract during the procedure.



Real Time Viewer

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Note: The company names and product names specified in this release are the trademarks or registered trademarks of each company.

Note: Specifications are subject to change without notice.